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November 14, 2013

Gold Demand Trends

Third quarter 2013

November 2013

Third quarter gold demand of 868.5 tonnes was worth US$37bn. A year-on-year decline in demand reflected further depletion of western investors’ ETF positions. After reaching record levels in Q2, consumer demand remained very strong in Q3 and year-to-date has set a record pace. Central banks continued to add gold to reserves, but at a slower rate. Read more…

Overall demand changes (Q3’13 vs Q3’12, tonnes)

*	Total consumer demand comprises jewellery and total bar and coin

Source: Thomson Reuters GFMS, World Gold Council

www.gold.org

Contributors

Louise Street

louise.street@gold.org

Krishan Gopaul

krishan.gopaul@gold.org

Johan Palmberg

johan.palmberg@gold.org

Juan Carlos Artigas

juancarlos.artigas@gold.org

Marcus Grubb

Managing Director, Investment

marcus.grubb@gold.org

Executive summary

The third quarter saw a 21% contraction in gold demand from the third quarter of 2012, to 868.5 tonnes (t). Outflows from ETF positions, although much slower in pace than the previous quarter, were the main reason for the weaker quarterly total. However, demand at the consumer level was resilient; eastern markets remained the driving force behind growth in demand for gold jewellery, bars and coins. Central bank net purchases, which slowed in line with our predictions, were again a solid pillar of demand. The supply of gold was down by 3%, to 1,145.5t as a reduction in recycling activity more than offset a modest increase in mine production.

Table 1: Q3 2013 gold demand overview

	Tonnes				US$mn
	Q3’12	Q3’13*	5-year average	Year on Year % change	Q3’12	Q3’13*	5-year average	Year on Year % change
Jewellery	461.7	486.7	506.3	5	24,521	20,754	21,429	-15
Technology	102.1	102.8	107.8	1	5,423	4,385	4,586	-19
Investment	425.3	185.5	373.8	-56	22,588	7,912	15,881	-65
Total bar and coin demand	287.5	304.2	317.4	6	15,272	12,972	13,992	-15
ETFs and similar products	137.8	-118.7	56.4	—	7,317	-5,060	1,889	—
Central bank net purchases	112.3	93.4	58.0	-17	5,967	3,983	3,091	-33
Gold demand	1,101.4	868.5	1,045.8	-21	58,499	37,035	44,987	-37

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

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Gold Demand Trends  |  Third quarter 2013

Table 2: Quarterly average price

	2011	2012	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q3’13 vs Q3’12 % chg
US$/oz	1,571.5	1,669.0	1,652.0	1,721.8	1,631.8	1,414.8	1,326.3	-20
/oz	1,129.9	1,298.7	1,320.2	1,328.8	1,235.6	1,083.2	1,001.5	-24
£/oz	980.8	1,053.0	1,045.3	1,072.6	1,051.6	921.4	855.5	-18
CHF/kg	44,649.6	50,323.7	51,088.5	51,603.7	48,792.5	42,865.7	39,744.2	-22
¥/g	4,015.8	4,278.2	4,174.8	4,478.6	4,834.7	4,492.5	4,216.8	1
Rs/10g	23,624.1	28,639.4	29,302.1	29,964.7	28,420.8	25,381.0	26,503.5	-10
RMB/g	326.3	338.5	337.3	345.7	326.5	280.0	261.2	-23
TL/g	85.4	96.6	95.8	99.3	93.6	83.6	84.0	-12

Source: LBMA, Thomson Reuters Datastream, World Gold Council

In value terms, Q3 gold demand was down 37% on the previous year at US$37bn (Table 1) – the lowest quarterly value since Q1 2010. The gold price increased throughout the quarter, as outflows from ETFs slowed and the incoming tide of Asian physical demand stemmed the Q2 price decline. Nevertheless, the average price for the period was significantly below the year-earlier average, which contributed heavily to the drop in the value measure of gold (Table 2). The same was true of prices in other currencies, although it is important to note that gold prices in many Asian markets were considerably higher at the end of the quarter than they had been at the beginning. Such price rises had a dampening effect on demand during the latter stages of the quarter.

2013: the story so far

Two key themes have emerged during 2013: the rising level of consumer demand off-setting outflows from ETFs, and the geographical flow of gold from western to eastern markets.

In addition, a key development of the third quarter was a quarter-on-quarter decline in demand, the first Q2-Q3 drop since 2007. Two key factors contributed to this decline, the primary explanation being the April and June price drops. The demand response to the sharp move lower in the gold price during the second quarter was so strong that it resulted in a degree of ‘cannibalisation’ of third quarter demand as gold purchases were brought forward to Q2. Furthermore, India’s contribution to demand in Q3 was affected as government measures to reduce gold imports, in an effort to control the current account deficit, began to take effect.

02_03

With one quarter of 2013 remaining, and given the unusual quarter-on-quarter dynamics and longer-term trends mentioned previously, it is more relevant to consider demand on a year-to-date basis to gain a clearer picture of the direction of gold demand for 2013.

Gold demand to the end of the third quarter was 12% lower than the corresponding period of 2012. This is almost entirely due to substantial outflows from ETFs, a topic we have covered at some length in previous issues of Gold Demand Trends. In brief, tactical investors in western markets exited their positions as they began to speculate on the early tapering of US quantitative easing amid signs of apparent improvement in the US economy. By the end of September, ETFs had seen outflows to the tune of almost 700t, with the bulk of this coming through in the second quarter as the gold price fell sharply. The pace of the outflows slowed during the last three months as momentum waned following the sharp Q2 washout.

Conversely, at the consumer level, demand for gold jewellery, bars and coins for the first nine months of the year was at a historical record of 2,896.5t, well ahead of the levels seen in the first nine months of 2012 (Chart 1).

A number of factors contributed to this growth in consumer demand: lower gold prices, which made gold more affordable for consumers; improving economic conditions in the US and the positive implications for the global economy; and strong brand promotion in the jewellery sector.

Additionally, consumers across the globe have shown an increasing preference for higher carat items, as investment considerations increasingly complement the emotional and aesthetic appeal of gold jewellery.

The vast bulk of the year-to-date growth in consumer demand for gold came from eastern markets: 90% of the 605-tonne increase was accounted for by Middle Eastern and Asian consumers, as gold continued to flow from west to east.

Chart 1: Year-to-date total consumer demand*

•	Consumer demand reached a year-to-date record of 2,896.5 tonnes.

•	Consumers across the globe displayed a preference for higher carat jewellery as demand was driven by investment, as well as aesthetic, considerations.

*	Total consumer demand comprises jewellery and total bar and coin

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Third quarter 2013

Gold continues to flow eastward…

As per our previous analyses, the recent dynamics of the gold market have worked to ensure that lower prices (caused, in part, by ETF outflows) boosted Asian demand to an extent sufficient to absorb the gold flowing from western markets. This trend continued in Q3 as ETF redemptions were again outweighed by demand from Asian and Middle Eastern consumers.

Gold continued to work its way through the supply chain, to be converted from London Good Delivery bar-form, via the refiners, into smaller, Asian consumer-friendly denominations of kilo-bars and below. This process is borne out by recent trade statistics. Data from Eurostat show exports of gold from the UK to Switzerland for the January – August period grew more than tenfold, to 1,016.3t.1

This compares with a total of just 85.1t for the same period in 2012. A similar rise can be noted in gold imported from Switzerland to Hong Kong, a major trading hub for the Asian region. Data from GTIS and the Hong Kong census show that Hong Kong imported 707t of gold from Switzerland between January and September, up from 127t in the comparable period in 2012.

Although momentum in eastern markets waned following the exceptional second quarter, year-to-date growth has been remarkable. The fact that Q3 demand was well above the third quarter of 2012 is all the more remarkable because of the diminished role played by India.

Chart 2: West to east – year-to-date total consumer demand* by country

•	Demand from eastern markets outweighed that from the west by a multiple of 5.4 compared with an average multiple of 3.7 over the preceding five years.

*	Total consumer demand comprises jewellery and total bar and coin

Source: Thomson Reuters GFMS, World Gold Council

[1]	Courtesy of UBS and Macquarie research.

04_05

…although much of it bypasses ring-fenced India

India’s gold market has been subject to much scrutiny in recent months, as the government has implemented a string of measures intended to deliver on its firm commitment to reduce gold imports.

With higher excise duties and import payment restrictions having had limited impact on the market in the second quarter, the government took a different approach in July. On top of a total ban on the import of gold coins, tight restrictions were imposed on gold bullion imports, tying them to a fixed level of exports. The 80:20 rule now in place stipulates that 20% of all gold imported must be exported before further imports can be made. The confusion over the complex new regulation hampered the market. So, too, did a sharp depreciation of the rupee, which pushed up local gold prices to near record levels, and the seasonal inauspicious period of Shradh (from mid-July and mid-August) during which gold purchases are typically postponed.

Imports, already at a low level in July, all but disappeared in August and September as the market struggled to adapt to the new parameters. Gold entering the country unofficially through India’s porous borders helped to meet pent-up demand, together with an influx of recycled gold that was drawn out by higher prices and promotions offered by retailers. Nonetheless, the third quarter was decidedly weak and it is testament to the strength of the first half-year that year-to-date Indian consumer demand is up 19% on 2012.

Heading into the fourth quarter, and the major Hindu festive season, latent demand among Indian consumers remains very strong, as reflected in the persistence of local price premiums above the international gold price. It is likely that unofficial gold will continue to find its way into the country to satisfy demand. Reports that a good market for ten tola2 bars is re-emerging, due to the relative ease with which they can be concealed, reinforce this view.

Chart 3: Year-to-date Indian consumer demand by quarter in tonnes

•	Indian demand year-to-date is on a par with 2010, which turned out to be a record year.

•	Q3 2013 demand accounts for 21% of year-to-date total consumer demand, compared with a five-year average of 38%.

Source: Thomson Reuters GFMS, World Gold Council

2	A tola is an old Indian unit of weight, equivalent to around 0.375 troy ounces.

Gold Demand Trends  |  Third quarter 2013

Global gold market – third quarter 2013 review

Jewellery

Q3 jewellery demand totalled 486.7t, the highest third quarter since 2010. Although this was below the record volumes seen in the preceding quarter, on a year-to-date basis, at 1,644.5t demand was 20% above the corresponding period in 2012.

A 15% year-on-year decline in the value measure of jewellery demand was a function of the lower average gold price compared with Q3 2012. Third quarter demand was worth US$20.8bn, the lowest quarterly value since the third quarter of 2010. However, on a year-to-date basis, jewellery demand is valued at US$77.3bn compared with US$72.9bn in the first three quarters of 2012.

An almost universal phenomenon in the third quarter was the increasing popularity of higher carat jewellery. Across Asia, the Middle East and in the US, higher carat jewellery was noted as an area of particular growth as the increased investment properties associated with gold of higher purity came to the fore. The fact that jewellery retailers in a number of markets were increasingly stocking investment products (small bars and coins) provided further evidence of the greater blurring of the jewellery/investment distinction.

Consumers in China generated 163.7t of jewellery demand in the third quarter, making it the largest single jewellery market by some margin. Year-to-date, demand of 518t already equals that for full-year 2012 as lower average prices this year elicited a powerful response. To some extent, exhaustion set in towards the end of Q3 after such a frenetic second quarter, but continued expansion of the retail network confirms that the trade sees prospects for growth. 24k (chuk kam) jewellery gained market share, as did – more notably – ‘four nines’ gold (gold jewellery of 99.99% purity, compared with the typical 24-carat purity of 99.95%) . The former is unique to China and has proved to be most popular with consumers in lower tier markets and rural areas, again reflecting the investment qualities offered by such jewellery.

Chart 4: Year-to-date jewellery demand by country (Q1 – Q3’13 vs Q1 – Q3’12, % change)

•	Growth in year-to-date jewellery demand is widespread, boosted by the increased preference for higher carat items.

•	Europe is the notable exception as unfavourable economic conditions persist.

Source: Thomson Reuters GFMS, World Gold Council

06_07

Mainland Chinese consumers were also the driving force behind another quarter of exceptional growth in Hong Kong: up 28% year-on-year to 7.5t. A rise in the number of tourists visiting from the mainland, together with lower average prices, ensured another robust quarter for Hong Kong jewellery demand.

A relatively subdued quarter in India, as import restrictions took effect, saw demand drop by 23% year-on-year to 104.7t. Nonetheless, year-to-date demand of 452.2t is 13% higher year-on-year, and only 18% below the full-year total for 2012. Demand for gold jewellery among Indian consumers remains strong, but reduced supply has prevented this demand from being fully realised. Please see the Executive Summary for a more detailed discussion of the Indian market.

The smaller Asian markets experienced robust growth in jewellery demand during the third quarter. The exception was South Korea, where weak consumer sentiment and a sluggish domestic economy dampened demand. Across the rest of the region, a trend for higher carat jewellery pieces of relatively simple design was noted as consumers across the region took advantage of gold’s increased affordability. In Vietnam, the increasing popularity of plain 24-carat gold ‘chi rings’ as an investment proxy was fuelled by their relatively low premiums of around US$50/oz above the international price (compared with premiums of around US$150/oz on gold bars). Japanese consumers increased their demand for gold as consumer sentiment improved on the back of the government’s stimulus package.

The third quarter saw growth across the Middle Eastern region, with Egypt being the unsurprising exception. Although the earlier timing of Ramadan this year reduced demand during July, lower prices relative to last year resulted in robust year-on-year comparisons in Q3 demand for the UAE, Saudi Arabia and other Gulf states. Heavy promotion by big brand names resulted in major retailers performing better than smaller retailers. The emphasis on 22-carat gold at the expense of 21- and 18-carat diamond-set jewellery suggests demand was stronger among domestic consumers relative to western tourists. Demand for jewellery in Egypt shrank notably amid the volatile political atmosphere.

The traditionally strong third quarter in Turkey did not disappoint, with year-on-year demand growth of 14%. In value terms, demand was virtually flat at TL1.97bn, given a 12% decline in the local currency price relative to Q3 2012.

Turning to western markets, a transition in US jewellery demand was a key development. With the exception of fourth quarter demand (which is buoyed by holiday sales) Q3 was the first quarter for four years in which gross jewellery demand exceeded recycling – creating net positive jewellery demand. Since Q3 2009, gross new quarterly jewellery demand had been exceeded by the recycling of old gold jewellery as distress selling took off during the economic downturn. Increasingly positive sentiment among US consumers during the third quarter reversed this trend. Prices holding below US$1,400/oz (encouraging inventory build across the supply chain in preparation for Q4) also helped to boost demand to 35.3t, 7% above the 5-year average of 32.9t. A shift towards 18-carat from 14 cemented the growth. Given recent developments in the US, consumer sentiment has taken a hit early in the fourth quarter, but the seasonal impact, together with prices holding below US$1,400/oz, suggests a certain amount of resilience.

Russia’s growing middle class, armed with greater disposable income, helped generate 7% year-on-year growth in Q3 jewellery demand. Year-to-date, demand of 52.2t is 5% above 2012, but dwindling economic growth continues to overhang the market and suggests a slowdown in coming quarters.

European markets were again the exceptions to the more positive global picture, with both UK and Italy posting year-on-year declines. Year-to-date comparisons are negative as economic concerns continued to weigh on sentiment. Notwithstanding the decline in demand, UK hallmarking figures show growth in the higher carat segments, together with an increase in the weight of individual pieces being hallmarked.

Gold Demand Trends  |  Third quarter 2013

Investment

Q3 was another mixed quarter for the investment sector, as the two key elements of gold continued to diverge: demand for bars and coins increased by 6% while ETFs saw a third consecutive quarter of net outflows. The net result was a 56% decline in Q3 investment demand. Inclusive of OTC investment and stock flows (which represents the less visible elements of institutional investment, as-yet unquantifiable stock changes and any statistical residual), total investment demand is broadly flat, down just 1% year-on-year.

The sizeable OTC investment and stock flows seen in Q3 had a number of contributory factors. A shift towards allocated accounts continued during the quarter, particularly among western high net worth investors, is reflected in OTC demand. The increase is also a function of the west to east shift we have noted previously. A drop in COMEX inventories during in the quarter, together with a surge in trade flows to Asia, is indicative of gold bars leaving western vaults as market participants attempted to take advantage of higher premiums in the eastern region. Re-stocking of the supply pipeline is also likely to have contributed to the number during the recent quarter, as the sheer scale and speed of demand since Q2 has interfered with the measurement of re-stocking. As these flows are quantified through continued fieldwork, the OTC investment and stock flows number will be subject to revision.

The reasons for ETF outflows during 2013 have been analysed in depth in previous World Gold Council publications3 and the themes underlying the third quarter outflows were a continuation of the same. However, the trend lost considerable momentum in Q3, as the bulk of the tactical positions had already been closed during the wave of redemptions in Q2.

The volume of demand for bars and coins again outweighed ETF outflows during the quarter. Year-to-date demand for these products of 1,252t has surpassed demand in the same period of 2012 by 332.9t (growth of 36%) to almost match annual 2012 demand. The bulk of this growth has been generated by investors in eastern markets (Chart 5), with Turkey giving the strongest performance.4 China and India again dominated the market for gold bars and coins in Q3, although it is interesting to note that they accounted for a significantly smaller combined market share: 29% compared with 46% in both Q2 2013 and Q3 2012.

Chart 5: Year-to-date investment* demand by country (Q1 – Q3’13 vs Q1 – Q3’12, % change)

•	Demand for gold bars and coins is at a year-to-date record of 1,252t.

•	Growth was dominated by markets in Asia and the Middle East, where investors were again motivated by lower average prices.

*	Investment comprises total bar and coin. Note: Please see footnote 4 at bottom of page.

Source: Thomson Reuters GFMS, World Gold Council

3	World Gold Council, Gold Demand Trends, Second quarter, August 2013; Market update, Second quarter, May 2013.
4	With the exception of the much smaller Egyptian market, omitted from the chart due to distorting impact of >500% growth.

08_09

The year-on-year drop in demand in China was partly a function of the strength of the price response seen in Q2. Following the sheer scale of the reaction to the fall in the gold price in Q2, the market paused during August and September to digest the gold consumed between April and July. As evidence of the scale of demand in the first half year, demand for gold bars and coins in China to end-September is already 12% ahead of 2012 full-year demand. Looking to the fourth quarter, anecdotal reports are of cautious optimism among banks and retailers. Bearing in mind the extent of demand seen already in 2013 and continued uncertainty around US tapering, investment should nonetheless improve in the traditionally strong period.

Indian investment demand dipped sharply from year-earlier levels. Despite a strong start to the quarter, demand quickly tailed off as rallying local prices encouraged a wave of profit-taking. Demand for coins was restrained by the government ban and by restrictions imposed by the central bank preventing banks from marketing gold to retail customers. The main focus of demand during the quarter was on small bars; indeed, a shortage of 100g bars pushed premiums on these products significantly higher by the end of September.

A second consecutive quarter of net positive investment in Japan takes year-to-date demand to 3.2t. Activity in the market was quiet during the quarter: average prices being broadly unchanged year-on-year provided little incentive for profit-taking, while buyers waited for a clearer price signal.

Of the remaining Asian markets, Thailand staged the most impressive rally, more than doubling from year-earlier levels. This was in no small part due to Thailand being used as a route to channel gold into other markets, notably India and Vietnam. However, the prospect of a devaluation of the Thai baht boosted demand among domestic investors as a means of storing wealth. The increasing prevalence of small gold bars within jewellery retailers across the Asian region supported demand.

Investment in Turkey sustained the exceptional momentum from the first half of 2013; demand for the year to end-September is 92.8t, a figure that exceeds any annual total since our records began. Similarly, Middle Eastern markets generated solid growth. This was most clearly exemplified in Egypt, where high net worth individuals clamoured for safety amid the political upheaval. Year-to-date demand across the region is up by 73%.

Demand for gold coins in the US fell as investors were unable to sustain the momentum from H1 2013. Having piled in to the market after the Q2 price drops, investors sat on the sidelines in Q3, lacking fresh impetus to add to their holdings. Year-to-date demand is 42% up on the same period of 2012.

Modest growth in Germany and Switzerland was responsible for minor gains for the European region. Long-term investors focussed on gold as a strategic holding were the main drivers of the increase. In Germany, bars of between 200g and 1kg in size were noted as being particularly popular.

Gold Demand Trends  |  Third quarter 2013

Central banks

Central banks added a further 93.4t of gold to their reserves in the third quarter – after 79.3t in the second quarter – bringing year-to-date purchases to almost 300t. The slightly softer pace of demand may have been driven by reduced demand for asset diversification from some central banks that have experienced a slower build up in foreign exchange reserves this year.

Purchases continue to be dominated by central banks within the CIS5 region, with Russia remaining the most prominent. The addition of over 18t during Q3 pushed Russian gold reserves to over 1,000t, while Kazakhstan (6t), Azerbaijan (6t) and Ukraine (3t) also made regular purchases throughout the quarter.

The penultimate year of the third Central Bank Gold Agreement (CBGA) came to an end in September. Sales of just 5.1t were the lowest in any annual term since the agreements began in 1999. Banca d’Italia Deputy Governor Salvatore Rossi reiterated gold’s importance as a reserve asset at the LBMA conference in September,6 a sentiment echoed by representatives from both the Banque de France and Bundesbank, as well as by ECB head Mario Draghi. This emphasises the commitment to gold that has been in evidence since central banks became net purchasers in 2010.

Technology

Gold demand in the technology sector reported a modest gain in Q3, increasing by almost 1% year-on-year for the second consecutive quarter, as lower average prices continued to support the sector.

Modest growth in electronics demand was again largely attributable to the continued popularity of smart phones and tablets (Chart 6). Inventory build along the supply chain was also a feature of the third quarter as lower average prices presented a compelling opportunity to re-stock. Automotive applications also bolstered demand in the semiconductor space, given the increasing prevalence of in-car infotainment systems, as well as safety and control systems. On the downside, gold continued to lose ground to copper – and increasingly silver – in bonding wire production.

Other industrial and decorative (OID) demand for gold was unchanged year-on-year. Domestic consumption growth in China triggered higher demand for plating salts (used for electroplating luxury goods). This outweighed a contraction in Indian demand for jari (gold thread), which fell as domestic prices rocketed.

Demand for gold used in dental applications ticked up fractionally for the first time since the downtrend began in Q1 2005. The significant year-on-year decline in the average Q3 gold price curbed substitution to cheaper alternatives, notably in the US, where improving economic conditions also helped.

Chart 6: Electronics demand in tonnes

•	The resilience of demand in the technology sector was largely attributable to modest improvement in the electronics space.

•	The use of gold in smart phones and tablets was a key area of growth.

Source: Thomson Reuters GFMS, World Gold Council

5	CIS: Commonwealth of Independent States.
6	http://www.reuters.com/article/2013/09/30/lbma-central-banks-idUSL6N0HQ16A20130930

10_11

Supply

Gold supplied to the market during the third quarter totalled 1,145.5t, 3% below the same period in 2012. The year-on-year contraction is largely explained by lower levels of recycling, outweighing modest growth in mine supply. Year-to-date the supply of gold is 4% lower than the same period of 2012 at 3,196t. The primary driver is a contraction in the supply of gold from recycling almost to pre-crisis levels.

Recycling underwent a sixth consecutive quarter of shrinkage when measured year-on-year; for the year-to-date period the supply of gold from this activity is 13% – or 158t – below the year-earlier period (Chart 7). The contribution from industrialised markets fell by almost 13% as supplies of old gold became increasingly scarce, and lower average prices failed to attract sellers. In the US, recycling is seemingly in terminal decline, having shrunk significantly in recent quarters. Conditions there are less conducive to recycling as economic indicators improve and gold prices remain below their previous peaks.

Among developing nations, India was alone in seeing an increase in recycling activity. In a market short of fresh supply – thanks to the government’s supply clampdown – a surging local gold price, together with promotional offers by the jewellery trade (which was short of metal) encouraged a sharp wave of selling, leading to a record quarter for Indian recycling. In other markets lower average gold prices were the main influence on recycling behaviour, making the prospect of selling gold possessions less appealing.

The prospects for the fourth quarter are somewhat price-dependent, but given the shrinking pool of available supplies of old gold (particularly in western markets) and the improving economic outlook for the US, it is likely there will be a notable decline in the full year supply of recycled gold from this source.

Mine production generated a 4% year-on-year increase in the supply of gold during Q3. Mine production continued to recover from the restrained conditions of 2012, a year of labour disruptions, operational issues and delays to project start ups/ expansions. The resumption of growth this year has resulted a year-to-date increase in the supply from mine production of almost 70t.

China was again the most prominent contributor to growth, generating around 7t of additional supply as structural changes in the industry (smaller producers being acquired by larger operations, modernisation, increasing operational efficiencies, etc) fed through to higher output. Continued growth at Pueblo Viejo ensured continued year-on-year growth in output from the Dominican Republic, accounting for an additional 6t. Elsewhere, Brazil, Canada, Australia and Indonesia also saw an increase in production compared with Q3 2012.

On the other hand, South Africa was the main protagonist in the list of countries seeing a decline in output, as operational disruptions and labour disputes hampered production.

Net producer de-hedging of 12t in the third quarter was reflective of an almost complete lack of gross new hedging activity. While one or two producers initiated fresh (or expanded existing) hedge positions, such activity was marginal. For the most part producers focussed on cutting costs and improving operational efficiencies in preference to using hedging to protect revenues.

Gold Demand Trends  |  Third quarter 2013

Chart 7: Annual supply of recycled gold

•	Year-to-date, the supply of gold from recycling is at its lowest since 2008.

•	Recycling activity fell in response to lower prices and a reduced need for distress selling by western consumers.

Source: Thomson Reuters GFMS, World Gold Council

12_13

Gold demand statistics

Table 3: Gold demand (tonnes)

											Q3’13
											vs
											Q3’12	4-quarter
	2011	2012	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13[1]	% chg	% chg[2]
Jewellery	1,975.1	1,896.1	472.5	490.4	420.6	461.7	523.4	554.8	603.0	486.7	5	17
Technology	451.7	407.5	103.4	105.8	103.3	102.1	96.2	102.4	104.0	102.8	1	-2
Electronics	319.9	284.5	72.7	73.8	71.4	72.3	67.0	72.0	72.5	72.9	1	-2
Other industrial	88.9	84.4	20.3	22.0	22.1	20.5	19.9	21.5	22.2	20.6	0	-1
Dentistry	42.9	38.6	10.4	10.0	9.8	9.3	9.4	8.8	9.2	9.3	0	-7
Investment	1,703.8	1,535.5	462.4	398.1	286.6	425.3	425.4	240.0	129.0	185.5	-56	-38
Total bar and coin demand	1,518.7	1,256.4	358.0	344.9	286.7	287.5	337.3	416.5	531.3	304.2	6	24
Physical bar demand	1,185.8	945.5	281.3	265.6	212.4	213.9	253.5	305.7	394.5	225.2	5	21
Official coin	245.2	197.5	58.7	52.8	51.4	43.9	49.4	80.1	98.4	63.1	44	41
Medals/imitation coin	87.8	113.4	18.1	26.5	22.8	29.7	34.3	30.8	38.4	16.0	-46	23
ETFs and similar products[3]	185.1	279.1	104.4	53.2	0.0	137.8	88.1	-176.5	-402.2	-118.7	—	—
Central bank net purchases	456.8	544.1	112.8	117.8	163.5	112.3	150.4	124.2	79.3	93.4	-17	-12
Gold demand	4,587.4	4,383.2	1,151.1	1,112.3	974.2	1,101.4	1,195.3	1,021.3	915.3	868.5	-21	-8
London PM fix (US$/oz)	1,571.5	1,669.0	1,688.0	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	1,414.8	1,326.3	-20	-8

1	Provisional.
2	Percentage change, 12 months ended September 2013 vs 12 months ended September 2012.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 4: Gold demand (US$mn)

											Q3’13
											vs
											Q3’12	4-quarter
	2011	2012	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13[1]	% chg	% chg[2]
Jewellery	99,794	101,745	25,641	26,657	21,767	24,521	28,972	29,104	27,427	20,754	-15	8
Technology	22,823	21,865	5,611	5,752	5,348	5,423	5,325	5,372	4,731	4,385	-19	-10
Electronics	16,164	15,266	3,946	4,010	3,696	3,841	3,708	3,780	3,299	3,110	-19	-10
Other industrial	4,493	4,530	1,103	1,196	1,142	1,087	1,100	1,130	1,011	877	-19	-9
Dentistry	2,166	2,069	563	546	509	495	518	462	421	398	-20	-15
Investment	86,085	82,393	25,097	21,641	14,833	22,588	23,549	12,591	5,869	7,912	-65	-41
Total bar and coin demand	76,735	67,418	19,431	18,749	14,834	15,272	18,670	21,852	24,166	12,972	-15	14
Physical bar demand	59,911	50,732	15,267	14,437	10,993	11,360	14,035	16,036	17,944	9,603	-15	11
Official coin	12,388	10,600	3,184	2,870	2,661	2,333	2,735	4,202	4,477	2,689	15	28
Medals/imitation coin	4,436	6,086	980	1,442	1,180	1,579	1,901	1,614	1,745	681	-57	15
ETFs and similar products[3]	9,350	14,975	5,666	2,892	-1	7,317	4,879	-9,261	-18,297	-5,060	—	—
Central bank net purchases	23,081	29,193	6,121	6,404	8,462	5,967	8,323	6,515	3,606	3,983	-33	-17
Gold demand	231,783	235,196	62,470	60,455	50,409	58,499	66,170	53,581	41,633	37,035	-37	-14

1	Provisional.
2	Percentage change, 12 months ended September 2013 vs 12 months ended September 2012.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Third quarter 2013

Table 5: Total investment demand (tonnes except where specified)

	2011	2012	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13[1]	Q3’13 vs Q3’12 % chg	4-quarter % chg[2]
Investment	1,703.8	1,535.5	462.4	398.1	286.6	425.3	425.4	240.0	129.0	185.5	-56	-38
Total bar and coin demand	1,518.7	1,256.4	358.0	344.9	286.7	287.5	337.3	416.5	531.3	304.2	6	24
Physical bar demand	1,185.8	945.5	281.3	265.6	212.4	213.9	253.5	305.7	394.5	225.2	5	21
Official coin	245.2	197.5	58.7	52.8	51.4	43.9	49.4	80.1	98.4	63.1	44	41
Medals/imitation coin	87.8	113.4	18.1	26.5	22.8	29.7	34.3	30.8	38.4	16.0	-46	23
ETFs and similar products[3]	185.1	279.1	104.4	53.2	0.0	137.8	88.1	-176.5	-402.2	-118.7	—	—
OTC investment and stock flows[4]	-88.0	32.0	21.4	-76.0	111.7	52.4	-56.1	41.3	91.3	288.8	452	234

Total investment	1,615.8	1,567.5	483.9	322.2	398.3	477.7	369.3	281.3	220.3	474.4	-1	-20

Total investment US$mn	81,641	84,109	26,260	17,512	20,613	25,370	20,442	14,758	10,021	20,229	-20	-27

1	Provisional.
2	Percentage change, 12 months ended September 2013 vs 12 months ended September 2012.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
4	For an explanation of OTC investment and stock flows, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 6: Gold supply and demand World Gold Council presentation

	2011	2012	Q4’11	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13[1]	Q3’13 vs Q3’12 % chg	4-quarter % chg[2]
Supply
Mine production	2,839.3	2,864.2	725.3	667.1	707.4	744.6	745.1	681.3	734.5	772.3	4	3
Net producer hedging	10.8	-39.7	-15.2	-1.3	-8.0	1.3	-31.7	-10.6	-16.5	-12.0	—	—
Total mine supply	2,850.1	2,824.4	710.1	665.8	699.5	745.9	713.3	670.8	718.1	760.3	2	1
Recycled gold	1,649.4	1,590.7	422.3	382.8	389.0	433.3	385.6	359.1	302.6	385.2	-11	-12

Total supply	4,499.5	4,415.1	1,132.4	1,048.5	1,088.5	1,179.2	1,099.0	1,029.8	1,020.6	1,145.5	-3	-3

Demand
Fabrication
Jewellery[3]	1,975.1	1,896.1	432.3	502.7	423.2	487.1	483.1	522.0	617.0	474.9	-3	14
Technology	451.7	407.5	103.4	105.8	103.3	102.1	96.2	102.4	104.0	102.8	1	-2
Sub-total above fabrication	2,426.8	2,303.6	535.7	608.5	526.6	589.2	579.3	624.4	721.0	577.7	-2	11
Total bar and coin demand	1,518.7	1,256.4	358.0	344.9	286.7	287.5	337.3	416.5	531.3	304.2	6	24
ETFs and similar	185.1	279.1	104.4	53.2	0.0	137.8	88.1	-176.5	-402.2	-118.7	—	—
Central bank net purchases[4]	456.8	544.1	112.8	117.8	163.5	112.3	150.4	124.2	79.3	93.4	-17	-12
Gold demand	4,587.4	4,383.2	1,111.0	1,124.5	976.8	1,126.8	1,155.1	988.5	929.3	856.7	-24	-9
OTC investment and stock flows[5]	-88.0	32.0	21.4	-76.0	111.7	52.4	-56.1	41.3	91.3	288.8	452	234

Total demand	4,499.5	4,415.1	1,132.4	1,048.5	1,088.5	1,179.2	1,099.0	1,029.8	1,020.6	1,145.5	-3	-3

London PM fix (US$/oz)	1,571.5	1,669.0	1,688.0	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	1,414.8	1,326.3	-20	-8

1	Provisional.
2	Percentage change, 12 months ended September 2013 vs 12 months ended September 2012.
3	Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 3. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/ de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
4	Excluding any delta hedging of central bank options.
5	For an explanation of OTC investment and stock flows, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council. Data in the table are consistent with those published by Thomson Reuters GFMS in their Gold Survey but adapted to the World Gold Council’s presentation.

14_15

Table 7: Indian supply estimates

Figures in tonnes	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13[1]	2012
Supply
Net imports, available for domestic consumption	223	255	215	338	85	860
Domestic supply from recycled gold	34	28	21	10	61	117
Domestic supply from other sources[2]	2	3	2	2	2	10
Equals total supply[3]	260	286	238	349	148	987

1	Provisional.
2	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
3	This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Thomson Reuters GFMS, World Gold Council

Table 8: Top 40 reported official gold holdings (as at September 2013)

		Tonnes	% of reserves
1	United States	8,133.5	72%
2	Germany	3,390.6	69%
3	IMF	2,814.0	—
4	Italy	2,451.8	67%
5	France	2,435.4	66%
6	China	1,054.1	1%
7	Switzerland	1,040.1	9%
8	Russia	1,015.1	8%
9	Japan	765.2	3%
10	Netherlands	612.5	54%
11	India	557.7	8%
12	ECB	502.1	28%
13	Turkey	490.2	16%
14	Taiwan	423.6	4%
15	Portugal	382.5	85%
16	Venezuela	367.6	70%
17	Saudi Arabia	322.9	2%
18	United Kingdom	310.3	12%
19	Lebanon	286.8	25%
20	Spain	281.6	25%

		Tonnes	% of reserves
21	Austria	280.0	49%
22	Belgium	227.4	35%
23	Philippines	193.0	10%
24	Algeria	173.6	4%
25	Thailand	152.4	4%
26	Kazakhstan	137.0	24%
27	Singapore	127.4	2%
28	Sweden	125.7	8%
29	South Africa	125.1	11%
30	Mexico	123.5	3%
31	Libya	116.6	4%
32	BIS	115.0	—
33	Greece	112.1	78%
34	Korea	104.4	1%
35	Romania	103.7	9%
36	Poland	102.9	4%
37	Australia	79.9	7%
38	Kuwait	79.0	10%
39	Indonesia	75.9	3%
40	Egypt	75.6	17%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF IFS, World Gold Council

Gold Demand Trends  |  Third quarter 2013

Table 9: Consumer demand in selected countries: Q3’13 (tonnes)

	Q3’12			Q3’13*			Q3’13* vs Q3’12, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	136.1	83.0	219.1	104.7	43.5	148.2	-23	-48	-32
Greater China	134.1	51.6	185.7	172.2	47.9	220.1	28	-7	19
China	127.2	49.8	177.0	163.7	45.9	209.6	29	-8	18
Hong Kong	5.9	0.5	6.4	7.5	0.8	8.3	28	44	30
Taiwan	1.0	1.3	2.3	1.0	1.3	2.2	-4	-3	-3
Japan	4.3	-4.9	-0.6	4.6	1.4	6.0	8	—	—
Indonesia	8.0	3.5	11.5	9.5	8.2	17.7	19	134	54
South Korea	2.2	0.5	2.7	1.9	0.4	2.3	-17	-20	-17
Thailand	0.4	15.4	15.8	0.6	35.0	35.6	57	126	125
Vietnam	1.8	15.5	17.3	2.1	20.8	22.9	14	34	32
Middle East	35.4	7.2	42.6	38.7	12.4	51.2	9	73	20
Saudi Arabia	11.1	3.9	15.0	12.8	4.2	17.0	15	8	13
Egypt	10.5	0.6	11.0	8.9	4.3	13.2	-15	654	20
UAE	9.5	2.0	11.5	11.9	2.7	14.6	26	35	28
Other Gulf	4.4	0.7	5.2	5.2	1.2	6.4	17	67	24
Turkey	20.5	7.9	28.4	23.4	24.3	47.7	14	207	68
Russia	17.2	—	17.2	18.4	—	18.4	7	—	7
USA	30.8	10.3	41.1	35.3	8.1	43.4	14	-22	5
Europe ex CIS	6.7	67.7	74.4	6.0	68.9	74.9	-11	2	1
Italy	3.1	—	3.1	2.9	—	2.9	-7	—	-7
UK	3.7	—	3.7	3.2	—	3.2	-14	—	-14
France	—	0.6	0.6	—	0.3	0.3	—	-50	-50
Germany	—	28.8	28.8	—	32.2	32.2	—	12	12
Switzerland	—	17.4	17.4	—	17.7	17.7	—	2	2
Other Europe	—	20.9	20.9	—	18.7	18.7	—	-10	-10

Total above	397.4	257.8	655.2	417.2	270.9	688.1	5	5	5

Other	64.3	29.7	94.0	69.5	33.3	102.8	8	12	9

World total	461.7	287.5	749.2	486.7	304.2	790.9	5	6	6

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

16_17

Table 10: Consumer demand in selected countries: Q3 2013 (value, US$mn)

	Q3’12			Q3’13*			Q3’13* vs Q3’12, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	7,229	4,408	11,637	4,465	1,855	6,319	-38	-58	-46
Greater China	7,120	2,743	9,863	7,341	2,044	9,385	3	-25	-5
China	6,756	2,645	9,401	6,980	1,957	8,938	3	-26	-5
Hong Kong	311	28	338	320	32	352	3	16	4
Taiwan	53	70	123	41	55	96	-23	-22	-22
Japan	226	-260	-35	196	60	256	-13	—	—
Indonesia	423	186	609	403	350	753	-5	88	24
South Korea	119	27	146	80	17	97	-33	-36	-33
Thailand	20	820	840	25	1,491	1,516	26	82	80
Vietnam	96	823	919	87	887	974	-9	8	6
Middle East	1,879	382	2,262	1,651	530	2,181	-12	38	-4
Saudi Arabia	587	207	794	544	179	723	-7	-14	-9
Egypt	555	30	585	380	183	563	-32	506	-4
UAE	502	106	608	507	115	623	1	8	2
Other Gulf	235	39	274	221	52	273	-6	34	0
Turkey	1,091	419	1,510	998	1,034	2,032	-9	147	35
Russia	914	—	914	785	—	785	-14	—	-14
USA	1,636	549	2,185	1,504	345	1,850	-8	-37	-15
Europe ex CIS	357	3,594	3,951	256	2,938	3,194	-28	-18	-19
Italy	162	—	162	122	—	122	-25	—	-25
UK	195	—	195	134	—	134	-31	—	-31
France	—	32	32	—	13	13	—	-60	-60
Germany	—	1,531	1,531	—	1,373	1,373	—	-10	-10
Switzerland	—	924	924	—	755	755	—	-18	-18
Other Europe	—	1,108	1,108	—	797	797	—	-28	-28

Total above	21,108	13,692	34,800	17,791	11,550	29,341	-16	-16	-16

Other	3,413	1,580	4,993	2,964	1,422	4,385	-13	-10	-12

World total	24,521	15,272	39,793	20,754	12,972	33,727	-15	-15	-15

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Third quarter 2013

Table 11: Consumer demand in selected countries: four quarter totals (tonnes)

	12 months ended Q3’12			12 months ended Q3’13*			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	512.5	275.3	787.8	605.2	372.4	977.6	18	35	24
Greater China	551.1	259.7	810.9	696.5	353.8	1,050.4	26	36	30
China	517.4	251.2	768.6	655.0	341.3	996.3	27	36	30
Hong Kong	26.9	1.9	28.8	34.1	2.7	36.8	27	39	28
Taiwan	6.9	6.6	13.5	7.4	9.8	17.3	8	49	28
Japan	17.0	-18.1	-1.2	17.2	-0.7	16.5	1	—	—
Indonesia	30.4	24.6	55.0	35.6	30.5	66.1	17	24	20
South Korea	11.0	3.0	14.0	9.6	3.1	12.7	-13	6	-9
Thailand	3.3	86.2	89.5	3.5	131.7	135.2	5	53	51
Vietnam	11.8	74.9	86.7	11.7	74.3	86.0	-1	-1	-1
Middle East	150.0	31.3	181.3	179.2	46.6	225.8	19	49	25
Saudi Arabia	46.7	16.6	63.3	53.9	17.8	71.7	15	7	13
Egypt	36.9	2.2	39.1	44.7	12.4	57.1	21	460	46
UAE	49.6	9.7	59.3	61.3	11.9	73.1	24	22	23
Other Gulf	16.9	2.8	19.6	19.4	4.5	23.9	15	64	22
Turkey	61.5	58.5	120.0	72.8	99.6	172.4	18	70	44
Russia	68.2	—	68.2	72.1	—	72.1	6	—	6
USA	110.6	57.0	167.6	116.5	68.9	185.4	5	21	11
Europe ex CIS	46.6	302.8	349.4	41.4	268.5	310.0	-11	-11	-11
Italy	25.1	—	25.1	21.3	—	21.3	-15	—	-15
UK	21.5	—	21.5	20.2	—	20.2	-6	—	-6
France	—	3.6	3.6	—	1.9	1.9	—	-48	-48
Germany	—	123.3	123.3	—	119.7	119.7	—	-3	-3
Switzerland	—	92.1	92.1	—	71.4	71.4	—	-22	-22
Other Europe	—	83.7	83.7	—	75.5	75.5	—	-10	-10

Total above	1,574.0	1,155.1	2,729.2	1,861.2	1,448.9	3,310.1	18	25	21

Other	271.2	122.1	393.3	306.6	140.4	447.0	13	15	14

World total	1,845.2	1,277.2	3,122.4	2,167.8	1,589.3	3,757.1	17	24	20

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

18_19

Table 12: Consumer demand in selected countries: four quarter totals (value, US$mn)

	12 months ended Q3’12			12 months ended Q3’13*			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	27,353	14,707	42,060	29,853	18,574	48,427	9	26	15
Greater China	29,493	13,918	43,411	33,982	17,391	51,373	15	25	18
China	27,694	13,462	41,156	31,967	16,776	48,743	15	25	18
Hong Kong	1,432	103	1,536	1,645	129	1,774	15	25	16
Taiwan	366	353	719	369	486	855	1	38	19
Japan	904	-982	-78	837	-93	744	-7	—	—
Indonesia	1,629	1,320	2,949	1,734	1,460	3,194	6	11	8
South Korea	590	158	748	475	153	629	-20	-3	-16
Thailand	177	4,620	4,797	170	6,347	6,517	-4	37	36
Vietnam	632	4,007	4,640	575	3,580	4,155	-9	-11	-10
Middle East	7,995	1,672	9,668	8,704	2,227	10,931	9	33	13
Saudi Arabia	2,483	887	3,370	2,591	872	3,463	4	-2	3
Egypt	1,967	119	2,086	2,201	565	2,766	12	376	33
UAE	2,644	519	3,163	2,977	575	3,552	13	11	12
Other Gulf	901	148	1,049	935	215	1,150	4	46	10
Turkey	3,269	3,122	6,391	3,423	4,741	8,164	5	52	28
Russia	3,643	—	3,643	3,544	—	3,544	-3	—	-3
USA	5,917	3,053	8,970	5,720	3,416	9,136	-3	12	2
Europe ex CIS	2,502	16,168	18,670	2,126	13,031	15,157	-15	-19	-19
Italy	1,347	—	1,347	1,091	—	1,091	-19	—	-19
UK	1,155	—	1,155	1,035	—	1,035	-10	—	-10
France	—	195	195	—	97	97	—	-50	-50
Germany	—	6,576	6,576	—	5,756	5,756	—	-12	-12
Switzerland	—	4,937	4,937	—	3,486	3,486	—	-29	-29
Other Europe	—	4,460	4,460	—	3,692	3,692	—	-17	-17

Total above	84,105	61,762	145,867	91,144	70,827	161,971	8	15	11

Other	14,481	6,524	21,005	15,114	6,833	21,947	4	5	4

World total	98,586	68,286	166,872	106,258	77,660	183,918	8	14	10

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Third quarter 2013

Historical data for gold demand

Table 13: Historical data for gold demand1

	Tonnes						US$bn
	Jewellery	Total bar and coin invest	ETFs and similar	Tech- nology	Central banks	Total	Jewellery	Total bar and coin invest	ETFs and similar	Tech- nology	Central banks	Total
2003	2,484	304	—	386	-620	2,594	29.0	3.6	—	4.5	-7.2	30.3
2004	2,616	354	133	419	-479	3,043	34.4	4.7	1.7	5.5	-6.3	40.0
2005	2,719	398	208	438	-663	3,100	38.9	5.7	3.0	6.3	-9.5	44.3
2006	2,300	417	260	468	-365	3,080	44.6	8.1	5.1	9.1	-7.1	59.8
2007	2,423	438	253	476	-484	3,106	54.2	9.8	5.7	10.6	-10.8	69.4
2008	2,304	875	321	461	-235	3,726	64.6	24.5	9.0	12.9	-6.6	104.4
2009	1,816	791	623	410	-34	3,606	56.8	24.7	19.5	12.8	-1.0	112.7
2010	2,020	1,218	382	465	77	4,163	79.5	47.9	15.0	18.3	3.0	163.9
2011	1,975	1,519	185	452	457	4,587	99.8	76.7	9.4	22.8	23.1	231.8
2012	1,896	1,256	279	407	544	4,383	101.7	67.4	15.0	21.9	29.2	235.2
Q3’07	604	112	139	117	-170	804	13.2	2.5	3.1	2.6	-3.7	17.6
Q4’07	578	65	80	111	-97	737	14.6	1.6	2.0	2.8	-2.4	18.6
Q1’08	484	101	73	122	-76	703	14.4	3.0	2.2	3.6	-2.3	20.9
Q2’08	559	149	4	124	-68	770	16.1	4.3	0.1	3.6	-1.9	22.2
Q3’08	694	283	149	119	-76	1,169	19.4	7.9	4.2	3.3	-2.1	32.7
Q4’08	567	346	95	96	-12	1,092	14.5	8.8	2.4	2.5	-0.3	27.9
Q1’09	356	147	465	88	-62	994	10.4	4.3	13.6	2.6	-1.8	29.0
Q2’09	445	210	68	102	9	834	13.2	6.2	2.0	3.0	0.3	24.7
Q3’09	492	210	42	107	10	861	15.2	6.5	1.3	3.3	0.3	26.6
Q4’09	522	211	42	113	10	897	18.5	7.5	1.5	4.0	0.4	31.7
Q1’10	528	252	6	114	58	958	18.8	9.0	0.2	4.1	2.1	34.2
Q2’10	415	307	296	116	14	1,147	16.0	11.8	11.4	4.5	0.5	44.1
Q3’10	514	313	50	120	23	1,019	20.3	12.3	2.0	4.7	0.9	40.2
Q4’10	564	346	30	116	-17	1,038	24.8	15.2	1.3	5.1	-0.8	45.6
Q1’11	555	401	-61	115	137	1,146	24.7	17.9	-2.7	5.1	6.1	51.1
Q2’11	491	339	54	118	66	1,068	23.8	16.4	2.6	5.7	3.2	51.7
Q3’11	457	422	87	115	141	1,222	25.0	23.1	4.8	6.3	7.7	66.9
Q4’11	472	358	104	103	113	1,151	25.6	19.4	5.7	5.6	6.1	62.5
Q1’12	490	345	53	106	118	1,112	26.7	18.7	2.9	5.8	6.4	60.5
Q2’12	421	287	0	103	164	974	21.8	14.8	0.0	5.3	8.5	50.4
Q3’12	462	288	138	102	112	1,101	24.5	15.3	7.3	5.4	6.0	58.5
Q4’12	523	337	88	96	150	1,195	29.0	18.7	4.9	5.3	8.3	66.2
Q1’13	555	417	-177	102	124	1,021	29.1	21.9	-9.3	5.4	6.5	53.6
Q2’13	603	531	-402	104	79	915	27.4	24.2	-18.3	4.7	3.6	41.6
Q3’13[2]	487	304	-119	103	93	869	20.8	13.0	-5.1	4.4	4.0	37.0

1	See footnotes to Table 4 for definitions and notes.
2	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

20_21

Appendix

Chart 8: Gold demand in tonnes and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 10: Gold demand by category in tonnes and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 9: Gold demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 11: Jewellery demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Third quarter 2013

Chart 12: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, www.exchangetradedgold.com, World Gold Council

Chart 14: Jewellery demand in tonnes (Q3’13 vs Q2’13)

Source: Thomson Reuters GFMS, World Gold Council

Chart 13: Jewellery demand by country in tonnes (Q3’13 vs Q3’12, % change)

Source: Thomson Reuters GFMS, World Gold Council

Chart 15: Jewellery demand by country in tonnes (4-quarter rolling total, % change)

Source: Thomson Reuters GFMS, World Gold Council

22_23

Chart 16: Total investment demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 18: Total bar and coin demand in tonnes (Q3’13 and Q2’13)

Source: Thomson Reuters GFMS, World Gold Council

Chart 17: Total bar and coin demand by category in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 19: Total bar and coin demand in tonnes (Q3’13 and Q3’12)

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Third quarter 2013

Chart 20: European total bar and coin demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 22: Quarterly supply in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 21: Technology demand by category in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 23: Central bank contributions to demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

24_25

Notes and definitions

All statistics (except where specified) are in weights of fine gold

“–”

Not applicable or Not available

Consumer demand

The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.

Dental

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, iShares Gold Bullion Fund (formerly Claymore Gold Bullion ETF), Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF and iShares Gold CH.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Jewellery

All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing jewellery.

London PM fix

Unless described otherwise, gold price values are based on the London PM fix.

Mine production

Formal and informal output.

Net producer hedging

This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging, the process of closing out hedged positions, has the opposite impact and will reduce the amount of gold available to the market in any given quarter.

Central bank net purchases

Gross purchases less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.

OTC investment and stock flows

Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.

Physical bar demand

Global investment in physical gold in bar form.

Recycled gold (previously gold scrap)

Gold sourced from old fabricated products which has been recovered and refined back into bars.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.

Tonne

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin demand

This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.

Total investment

Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.

Revisions to data

All data may be subject to revision in the light of new information.

Historical data

Data covering a longer time period will be available on Bloomberg after initial publication of this report; alternatively, contact Thomson Reuters GFMS Ltd (+44 20 7369 7015; jadwiga.zajac@thomsonreuters.com).

Gold Demand Trends | Third quarter 2013

Sources, copyright and disclaimers

© 2013 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by Thomson Reuters GFMS. Thomson Reuters GFMS retains all rights in such statistics © 2013.

All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters GFMS, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.

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